Series E Form

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-08918

SunTrust Banks, Inc.
(Exact name of registrant as specified in its charter)

303 Peachtree Street, N.E.
Atlanta, Georgia 30308
(866) 786-8787
(Address, including zip code, and telephone number, including area code, of principal executive offices)

Depositary Shares, Each Representing a 1/4,000th Interest in a Share of Perpetual Preferred Stock, Series E
(Title of each class of securities covered by this Form)
Common Stock
Depositary Shares, Each Representing a 1/4,000th Interest in a Share of Perpetual Preferred Stock, Series A
5.853% Fixed-to-Floating Rate Normal Preferred Purchase Securities of SunTrust Preferred Capital I (representing interests in shares of Perpetual Preferred Stock, Series B)
Warrants to Purchase Common Stock at $44.15 per share, expiring November 14, 2018, Series B
Warrants to Purchase Common Stock at $33.70 per share, expiring December 31, 2018, Series A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, SunTrust Banks, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 29, 2018	SunTrust Banks, Inc.

	By:	/s/ Curt Phillips
	Name:	Curt Phillips
	Title:	Group Vice President, Associate General Counsel and Assistant Corporate Secretary